UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                           MITTAL STEEL COMPANY N.V.
                            (FORMERLY KNOWN AS ISPAT
                              INTERNATIONAL N.V.)
                              -------------------
                                (Name of Issuer)

                             Class A Common Shares
                             ---------------------
                         (Title of Class of Securities)

                                  60684P 10 1
                                  -----------
                                 (CUSIP Number)

                               December 31, 2004
                               -----------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [x] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 60684P 10 1             SCHEDULE 13G                Page 2 of 5


 1   Name of Reporting Person                     STEELHEAD PARTNERS, LLC

     IRS Identification No. of Above Person                    91-1740598

 2   Check the Appropriate Box if a member of a Group            (a)  [ ]

                                                                 (b)  [ ]

 3   SEC USE ONLY

 4   Citizenship or Place of Organization                        DELAWARE

   NUMBER OF       5    Sole Voting Power                       1,653,619
    SHARES
 BENEFICIALLY      6    Shared Voting Power                             0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                  1,653,619
  PERSON WITH
                   8    Shared Dispositive Power                        0

 9   Aggregate Amount Beneficially Owned by Each                1,653,619
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes            [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                 0.9%

 12  Type of Reporting Person                                          IA

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CUSIP No. 60684P 10 1             SCHEDULE 13G                Page 3 of 5


Item 1(a).  Name of Issuer:

         Mittal Steel Company N.V. (formerly known as Ispat International
N.V.)

Item 1(b).  Address of Issuer's Principal Executive Offices:

         15th Floor, Hofplein 20
         3032 AC Rotterdam
         The Netherlands

Item 2(a).  Names of Persons Filing:

         Steelhead Partners, LLC ("Steelhead")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

         1301 First Avenue, Suite 201
         Seattle, WA  98101

Item 2(c).  Citizenship:

         Delaware

Item 2(d).  Title of Class of Securities:

         Class A Common Shares, Par Value EUR 0.01 Per Share

Item 2(e).  CUSIP Number:

         60684P 10 1

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
             U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [x] An investment adviser in accordance with Section
             240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

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CUSIP No. 60684P 10 1             SCHEDULE 13G                Page 4 of 5


         (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section
             3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
             80a-3);

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein. The securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G are as of May 25, 2005.

         Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of Steelhead might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

         The calculation of percentage of beneficial ownership in item 11 of page two (2) was derived from the Issuer's Form 20-F for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission (the "Commission") on March 31, 2005, in which the Issuer stated that the number of Class A Common Shares outstanding as of December 31, 2004 was 194,509,790.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

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CUSIP No. 60684P 10 1             SCHEDULE 13G                Page 5 of 5


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  May 31, 2005

                                   STEELHEAD PARTNERS, LLC


                                   By: /s/ J. Michael Johnston
                                       -----------------------
                                       J. Michael Johnston
                                       Its Member-Manager